FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant event

Profits distribution

Buenos Aires, May 13, 2025

Messrs.

Securities and Exchange Commission

RE: RELEVANT EVENT

With due consideration:

I am pleased to address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that the Central Bank of the Argentine Republic’s Superintendence of Exchange Institutions has resolved to authorize Banco BBVA Argentina S.A. the distribution of profits in cash and/or in kind or any combination of both, for a total amount of Argentine Pesos 89.413.163.000 (expressed in homogeneous currency as of December 31, 2024).

In accordance with the provisions of Communication “A” 8235 of the BCRA, “non-resident” shareholders may choose to collect dividends – totally or partially – in a single installment as long as these funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL). Those BOPREAL will be subject to the restrictions on transfer or sale with settlement in foreign currency established by the applicable regulations.

Those "non-resident" shareholders who intend to receive BOPREAL will have a deadline to request them until Friday, May 16 at 4 pm. By sending an e-mail as soon as possible to corporateactions-arg@bbva.com in order to verify the framing within the current regulations and submit the corresponding documentation.

The Bank will soon determine the timing, modality, deadlines, and other terms and conditions of the payment of dividends to shareholders.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 13, 2025	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer